BY EDGAR	26 September 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
United States

Re:                      GlaxoSmithKline plc (the “Company”) Annual Report on Form 20-F
for the Fiscal Year Ended 31 December 2011 (File No. 001-15170)

Dear Mr. Rosenberg:

By letter dated 12 September 2012 (the “12 September Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided a  comment on the Annual Report on Form 20-F for the fiscal year ended 31 December 2011 (“2011 Annual Report”) (File No. 001-15170) that we filed with the Commission on 13 March 2012.

This letter contains our response to the 12 September Comment Letter.  For convenience, we have reproduced the Staff’s comment and provided our response immediately below.

Exhibit 15.2

Financial Statements

Notes to the Financial Statements

9. Operating Profit, page 155

1.           The table presenting fees payable to your auditors and associates refers to all other services, including regulatory, compliance and treasury related services. Please explain to us the nature and focus of these services received from PricewaterhouseCoopers LLP. In addition, please explain to us how these services are not precluded under Rule 2-01(c)(4) of Regulation S-X. In your response, please specifically address the requirements of part (viii) of the referenced rule which prohibits auditors from making investment decisions on behalf of their audit clients.

Registered in England & Wales No. 3888792 Registered office 980 Great West Road Brentford, Middlesex. TW8 9GS

The services provided by PricewaterhouseCoopers LLP and its associates classified as “All other services, including regulatory, compliance and treasury related services” consist of a number of non-audit related engagements, the nature and focus of which are wide ranging. For the year ended 31 December 2011, these included non-statutory audit services provided in relation to the disposal of non-core Consumer Healthcare assets of the Company and its subsidiaries (the “Group”), consultation on emerging accounting matters, pre-implementation reviews of system and process changes, as well as strategic consultancy in certain areas of our R&D and Vaccines businesses. The “treasury related services” referred to in the note consisted of services provided by PricewaterhouseCoopers LLP in relation to our maintenance and utilisation of the Group’s long term debt facilities. This included the provision of consents and comfort letters in relation to our European Medium Term Note programme and US shelf registration statement.

None of these services was precluded under Rule 2-01(c)(4) of Regulation S-X, and specifically in relation to part (viii) of the referenced rule, no broker dealer, investment advisor, or investment banking services were provided to the Group by PricewaterhouseCoopers LLP and its associates.  Hence PricewaterhouseCoopers LLP has not made any investment decisions on behalf of the Group.

*                               *                               *

The 12 September Comment Letter sought a statement regarding the following matters from us. Accordingly, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your review of our 2011 Annual Report and the efforts of the Commission to provide clarity to shareholders and investors about these important matters.  We continually review the disclosures we make in an effort to ensure that we are complying with the applicable requirements as well as providing information to our shareholders and investors that will enable them accurately to assess the financial position and prospects of the Group.  If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me.

Yours sincerely,
/s/ Simon Dingemans Simon Dingemans Chief Financial Officer

cc:
Ms. Sasha Parikh, Securities and Exchange Commission
Mr. Mark Brunhofer, Securities and Exchange Commission
Mr. Andy Kemp, PricewaterhouseCoopers LLP
Mr. Sebastian R. Sperber, Cleary Gottlieb Steen & Hamilton LLP